UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


August 8, 2001

                        EL SITIO, INC. (THE SITE, INC.)
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               (Translation of registrant's name into English)

       Avenida Ingeniero Huergo 1167, C1107AOL, Buenos Aires, Argentina
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                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F|_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes|_| No|X|

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2 (b): 82-                .


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   EL SITIO, INC.
                                       ----------------------------------------
                                                    (Registrant)

Date     August 8, 2001                By: /s/ Horacio Milberg
                                           ------------------------------------
                                           Name:   Horacio Milberg
                                           Title:  Chief Financial Officer and
                                                   Secretary


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                                   El SITIO

                                                          FOR IMMEDIATE RELEASE
                                                          ---------------------

               El Sitio's Board of Directors Approves a 1-For-10
                   Reverse Share Split for its Common Shares

Buenos Aires, August 8, 2001 - El Sitio, Inc. (Nasdaq: LCTO) today announced that its Board of Directors has approved a 1-for-10 reverse share split for its common shares. The split will be effective on August 22, 2001. Shareholder approval of the split is not required.

The reverse share split is being undertaken in an effort to enable El Sitio to comply with the minimum share price requirements of The Nasdaq National Market and to preserve the listing of El Sitio's common shares. El Sitio expects to receive a delisting notice from the Nasdaq next week because the minimum bid price for its common shares has continued to be below the required $1.00 per share. However, prior to actual delisting, El Sitio understands that it will have an opportunity to appeal and anticipates that the reverse share split will bring its common shares back into compliance with Nasdaq's bid price requirements.

As previously disclosed, El Sitio has signed a definitive agreement to merge with Ibero American Media Partners, a combination that will form Claxson Interactive Group. The merger will be completed on the basis of the number of El Sitio common shares outstanding after the reverse share split, which will not change the percentage ownership interest in Claxson to be held by El Sitio's shareholders.

About El Sitio

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. Founded in 1997, El Sitio has teams of local professionals in each of its country offices throughout the Americas. El Sitio's common shares began trading on The Nasdaq National Market in December 1999.

This press release contains forward-looking statements within the meaning of the "safe harbor "provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of El Sitio's management and are subject to a number of factors and uncertainties that could cause actual results to differ

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materially from those described in the forward-looking statements. The forward-looking statements in this release address, among others, the following subjects: El Sitio's plan to maintain a listing on The Nasdaq National Market for its common shares; and the anticipated effect of the reverse share split on the share price of such shares on Nasdaq. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the share price of El Sitio's common shares on The Nasdaq National Market could decline due to investor perceptions of the reverse share split or other factors relating specifically to El Sitio or generally to the sector in which it conducts its operations; and the risk that The Nasdaq National Market may not provide El Sitio with an adequate period of time to meet its minimum bid price or other continued listing requirements. For a detailed discussion of these and other cautionary statements, please refer to El Sitio's filings with U.S. Securities and Exchange Commission.

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CONTACTS
Press:                                        Investors:
Jennifer Gery                                 Jeff Majtyka/Leonardo Santiago
Brainerd Communicators, Inc.                  Brainerd Communicators, Inc.
(212) 986-6667                                (212) 986-6667
gery@braincomm.com                            majiyka@braincomm.com
                                              santiago@braincomm.com


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